Exhibit 5.2

[Letterhead of Allen & Overy Luxembourg]

Tyco International Finance S.A. and Tyco Fire & Security Finance S.C.A. 29, avenue de la Porte Neuve L-2227 Luxembourg	Allen & Overy société en commandite simple, inscrite au barreau de Luxembourg 33 avenue J.F. Kennedy L-1855 Luxembourg Boîte postale 5017 L-1050 Luxembourg

(each an Addressee)	Tel +352 4444 55 1 Fax +352 4444 55 222

Our ref             /0094862-0000033 LU:8388218.3

Luxembourg, 17 November 2014

Legal Opinion

Dear Sirs,

1.	We have acted as legal advisers in the Grand Duchy of Luxembourg (Luxembourg) to (i) Tyco International Finance S.A., a public limited liability company (société anonyme), having its registered office at 29, avenue de la Porte-Neuve, L-2227 Luxembourg and registered with the Luxembourg trade and companies register (Registre de commerce et des sociétés, Luxembourg) (the Register) under number B 123550 (the TIFSA), and (ii) Tyco Fire & Security Finance S.C.A, a corporate partnership limited by shares (société en commandite par actions), having its registered office at 29, avenue de la Porte-Neuve, L-2227 Luxembourg and registered with the Register under number B 190265 (New Luxco and together with TIFSA, the Companies).

This legal opinion is issued in connection with the Companies’s filing with the Securities and Exchange Commission of a new registration statement on Form S-3 (the Registration Statement), which includes a prospectus dated 17 November 2014 (the Prospectus), with respect to the registration by TIFSA of the offering and sale of an indeterminate amount (denominated in USD or a foreign currency, currency unit or composite currency) of senior or subordinated debt securities (as described in the Prospectus) being guaranteed by Tyco International plc and New Luxco (the Securities).

2.	We have examined, to the exclusion of any other document, copies of the documents listed below:

2.1	a scanned copy of the restated articles of association (statuts coordonnés) of TIFSA (the Articles) as at 27 March 2014;

2.2	a scanned copy of the incorporation deed (acte de constitution) of New Luxco, containing its articles of association (the New Luxco Articles and together with the TIFSA Articles, the Articles), dated 5 September 2014;

2.3	an electronic copy of a negative certificate (certificat négatif) issued by the Register in respect of TIFSA dated 17 November 2014 stating that on the day immediately prior to the date of issuance of the negative certificate, there were no records at the Register of any court order regarding, amongst

Allen & Overy, société en commandite simple, is an affiliated office of Allen & Overy LLP. Allen & Overy LLP or an affiliated undertaking has an office in each of: Abu Dhabi, Amsterdam, Antwerp, Athens, Bangkok, Barcelona, Beijing, Belfast, Bratislava, Brussels, Bucharest (associated office), Budapest, Casablanca, Doha, Dubai, Düsseldorf, Frankfurt, Hamburg, Hanoi, Ho Chi Minh City, Hong Kong, Istanbul, Jakarta (associated office), Johannesburg, London, Luxembourg, Madrid, Mannheim, Milan, Moscow, Munich, New York, Paris, Perth, Prague, Riyadh (associated office), Rome, São Paulo, Shanghai, Singapore, Sydney, Tokyo, Toronto, Warsaw, Washington, D.C. and Yangon.

others, a (i) bankruptcy adjudication against TIFSA, (ii) reprieve from payment (sursis de paiement), (iii) controlled management (gestion contrôlée) or (iv) composition with creditors (concordat préventif de la faillite) (the TIFSA Certificate);

2.4	an electronic copy of a negative certificate (certificat négatif) issued by the Register in respect of New Luxco dated 17 November 2014 stating that on the day immediately prior to the date of issuance of the negative certificate, there were no records at the Register of any court order regarding, amongst others, a (i) bankruptcy adjudication against New Luxco, (ii) reprieve from payment (sursis de paiement), (iii) controlled management (gestion contrôlée) or (iv) composition with creditors (concordat préventif de la faillite) (the New Luxco Certificate and together with the TIFSA Certificate, the Certificates);

2.5	a scanned copy of the extract of the minutes of the telephonic meeting of the board of directors of TIFSA held on 31 October 2014 minuting the approval by the board of directors of TIFSA of the Registration Statement (the TIFSA Resolutions); and

2.6	a scanned copy of the extract of the minutes of the telephonic meeting of the board of managers of the general partner of New Luxco, acting in its capacity as general partner of New Luxco, held on 31 October 2014 (the New Luxco Resolutions and together with the TIFSA Resolutions, the Resolutions);

2.7	a scanned copy received by email on 17 November 2014 of the executed Registration Statement, including the Prospectus, dated 17 November 2014.

The document listed in paragraph 2.7 above is herein referred to as the Opinion Document. The term “Opinion Document” includes, for the purposes of paragraphs 3. and 5. below, any document in connection therewith.

Unless otherwise provided herein, terms and expressions shall have the meaning ascribed to them in the Opinion Document.

3.	ASSUMPTIONS

In giving this legal opinion, we have assumed with your consent, and we have not verified independently:

3.1	the genuineness of all signatures, stamps and seals, the completeness and conformity to the originals of all the documents submitted to us as certified, photostatic, faxed, scanned or e-mailed copies or specimens and the authenticity of the originals of such documents and that the individuals purported to have signed, have in fact signed (and had the general legal capacity to sign) these documents;

3.2	the due authorisation, execution and delivery of the Opinion Document by all the parties thereto (other than the Companies) as well as the capacity, power, authority and legal right of all the parties thereto (other than the Companies) to enter into, execute, deliver and perform their respective obligations thereunder, and the compliance with all internal authorisation procedures by each party (other than the Companies) for the execution by it of this Opinion Document to which it is expressed to be a party;

3.3	that all factual matters and statements relied upon or assumed herein were, are and will be (as the case may be) true, complete and accurate on the date of execution of the Opinion Document;

3.4	that all authorisations, approvals and consents under any applicable law (other than Luxembourg law to the extent opined upon herein) which may be required in connection with the execution, delivery and performance of the Opinion Document have been or will be obtained;

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3.5	the due compliance with all matters (including without limitation, the obtaining of necessary consents and approvals and the making of necessary filings and registrations) required in connection with the Opinion Document to render it enforceable in all relevant jurisdictions (other than Luxembourg);

3.6	that the Opinion Document has been signed on behalf of the Companies by Peter Schieser in conformity with the Resolutions listed in paragraphs 2.5and 2.6 above;

3.7	that the place of the central administration (siège de l’administration centrale), the principal place of business (principal établissement) and the centre of main interests (as referred to in Council Regulation (EC) No 1346/2000 of 29 May 2000 on insolvency proceedings, as amended (the EU Insolvency Regulation)) of the Companies are located at the place of their registered offices (siège statutaire) in Luxembourg and that the Companies have no establishment (as such term is defined in the EU Insolvency Regulation) outside Luxembourg;

3.8	that the Opinion Document is legally valid, binding and enforceable under its governing law (other than Luxembourg law to the extent opined herein), that the choice of such governing law and of the jurisdiction clauses are valid (as a matter of such governing law) as the choice of the governing law and the submission to the jurisdiction of the chosen courts for the Opinion Document;

3.9	that the obligations assumed by all the parties under the Opinion Document constitute legally valid, binding and enforceable obligations in accordance with their terms under the respective governing laws of such obligations (other than the laws of Luxembourg to the extent opined herein);

3.10	that the Opinion Document is entered into and performed by the parties thereto in good faith and without any intention of fraud or intention to deprive of any legal benefit any persons (including for the avoidance of doubt third parties) or to circumvent any applicable mandatory laws or regulations of any jurisdiction (including without limitation any tax laws);

3.11	that there are no provisions of the laws of any jurisdiction outside Luxembourg which would adversely affect, or otherwise have any negative impact on, the opinions expressed in this legal opinion;

3.12	that all the parties to the Opinion Document (other than the Companies) are companies duly organised, incorporated and existing in accordance with the laws of the jurisdiction of their respective incorporation and/or their registered office and/or the place of effective management, having a corporate existence; that in respect of all the parties to the Opinion Document, no steps have been taken pursuant to any insolvency, bankruptcy, liquidation or equivalent or analogous proceedings to appoint an administrator, bankruptcy receiver, insolvency officer or liquidator over the respective parties or their assets and that no voluntary or judicial winding-up or liquidation of such parties has been resolved or become effective at the date hereof. In respect of the Companies, we refer to the Certificates;

3.13	that the entry into and performance under the Opinion Document is made for the corporate benefit (intérêt social) of the Companies;

3.14	that the TIFSA Resolutions have not been amended, rescinded, revoked or declared void and that the meeting of the board of directors of TIFSA (as referred to in paragraph 2.5 above) was duly convened and validly held and included a proper discussion and deliberation in respect of all the items of the agenda of the meeting;

3.15	that the New Luxco Resolutions have not been amended, rescinded, revoked or declared void and that the meeting of the board of managers of Tyco & Fire Security S.à r.l. as the general partner of New Luxco (as referred to in paragraph 2.6 was duly convened and validly held and included a proper discussion and deliberation in respect of all the items of the agenda of the meeting;

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3.16	that the Articles have not been modified since the dates referred to in paragraphs 2.1 and 2.2 above;

3.17	that any representation, warranty or statement of fact or law, other than as to the laws of Luxembourg, made in the Opinion Document is true, accurate and complete in all material respect to this opinion;

3.18	that all conditions precedents to the effectiveness of the Opinion Document (other than with respect to matters as to which we opine herein) have been satisfied and that therefore the Opinion Document is in full force and effect as against the parties thereto;

3.19	that the Companies do not carry out an activity in the financial sector on a professional basis (as referred to in the Luxembourg act dated 5 April 1993 relating to the financial sector, as amended;

3.20	that the Companies do not carry out an activity requesting the granting of a business licence under the Luxembourg act dated 2 September 2011 relating to the establishment of certain businesses and business licences;

3.21	that all payments and transfers made by, on behalf of, in favour of, or for the account of, the Companies under the Opinion Document, are made on an arm’s length basis and are in accordance with market practice;

3.22	that the Companies are not, are not deemed to be, and, as a result of entering into and performing the Opinion Document, will not be, over-indebted in light of the current practice of the Luxembourg tax administration;

3.23	that none of the parties to the Opinion Document nor the holders of Securities will have any relation with the Companies other than that of an independent third party acting in the normal course of its business and/or will maintain any particular economic relation with the Companies, other than that contemplated by the Opinion Document and by the Securities;

3.24	that none of the Securities will carry interest, or any other payment, contingent on the profits of, or on the distribution of profits by, the Companies; and

3.25	that none of the Securities will be exchangeable for, convertible into, or linked to shares or other equity investments issued or to be issued by the Companies.

4.	OPINION

Based upon, and subject to, the assumptions made above and the qualifications set out below and subject to any matters not disclosed to us, we are of the opinion that, under the laws of Luxembourg in effect, as construed and applied by the Luxembourg courts in published Luxembourg court decisions, on the date hereof:

4.1	Status

TIFSA is public limited liability company (société anonyme) formed for an unlimited duration and legally existing under the laws of Luxembourg.

New Luxco is a corporate partnership limited by shares (société en commandite par actions) formed for an unlimited duration and legally existing under the laws of Luxembourg.

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4.2	Power and authority

TIFSA and New Luxco have the corporate power and authority to enter into and perform the Opinion Document.

4.3	Execution

The Opinion Document has been duly authorised, executed and delivered on behalf of the Companies and all steps necessary to authorise the entering into the Opinion Document have been taken.

4.4	Enforceability

The obligations expressed to be assumed by the Companies under the Opinion Document would be enforceable against the Companies in the Luxembourg courts in accordance with its express terms provided the obligations are enforceable under the law by which they are expressed to be governed.

4.5	Non-conflict

The execution, delivery and performance by the Companies of the Opinion Document, and the compliance by the Companies with the terms of such Opinion document do not violate the Articles or any applicable law of Luxembourg relating to public limited liability companies and corporate partnership limited by shares generally.

4.6	No consents

No authorisations, approvals or consents of governmental, judicial and public bodies and authorities of or in Luxembourg are required under statute in connection with the entry into and performance by the Companies of the Opinion Document.

4.7	Application of governing law

The choice of the laws of the State of New York, United State of America, as the governing law of the Opinion Document would be upheld as a valid choice of law by the courts of Luxembourg and applied by those courts in proceedings in relation to the Opinion Document as the governing law thereof.

4.8	Submission to jurisdiction

The submission to the jurisdiction of the state or federal court of the city of New York, State of New York, United States of America, by the Companies contained in the Opinion Document constitutes an effective submission by the Companies to the jurisdiction of such courts.

4.9	Enforcement of judgments

(a)	A final and conclusive judgment in respect of the Opinion Document obtained against the Companies in the state or federal court of the city of New York, State of New York, United States of America, would be recognised and enforced by the Luxembourg courts subject to the applicable enforcement procedure (as set out in the relevant provisions of the Luxembourg New Civil Procedure Code).

Pursuant to Luxembourg case law, the enforcement of such judgment is subject to the following requirements:

•	the foreign judgment must be enforceable in the country of origin,

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•	the court of origin must have had jurisdiction both according to its own laws and to the Luxembourg conflict of jurisdictions rules,

•	the foreign proceedings must have been regular in light of the laws of the country of origin,

•	the rights of defence must not have been violated,

•	the foreign court must have applied the law which is designated by the Luxembourg conflict of laws rules, or, at least, the judgment must not contravene the principles underlying these rules,

•	the considerations of the foreign judgment as well as the judgment as such must not contravene Luxembourg international public policy,

•	the foreign judgment must not have been rendered as a result of or in connection with an evasion of Luxembourg law (“fraude à la loi”).

(b)	Any judgment awarded in the courts of Luxembourg may be expressed in a currency other than the euro. However, any obligation to pay a sum of money would be enforceable in Luxembourg in terms of the euro only.

4.10	Immunity

The Companies are not entitled to claim immunity from jurisdiction or immunity from enforcement with respect to any action or proceeding brought in connection with its obligations under the Opinion Document in the courts of Luxembourg.

4.11	Bankruptcy

According to the Certificates, on the day immediately prior to the date of issuance of the Certificates, there were no records at the Register of any court order regarding, amongst others, a (i) bankruptcy adjudication against the Companies, (ii) reprieve from payment (sursis de paiement), (iii) controlled management (gestion contrôlée) or (iv) composition with creditors (concordat préventif de la faillite).

5.	QUALIFICATIONS

The above opinions are subject to the following qualifications:

5.1	The legal validity, performance and enforceability of, and the rights and obligations of the parties under, the Opinion Document are subject to, and may be affected or limited by, the provisions of any applicable bankruptcy (faillite), insolvency, liquidation, reprieve from payment (sursis de paiement), controlled management (gestion contrôlée), composition with creditors (concordat préventif de la faillite), reorganisation proceedings or similar Luxembourg or foreign law proceedings or regimes affecting the rights of creditors generally.

5.2	Any certificate or determination which would by contract be deemed to be conclusive may not be upheld by the Luxembourg courts.

5.3	Certain obligations may not be the subject of specific performance pursuant to court orders, but may result in damages only. Accordingly, Luxembourg courts may issue an award of damages where specific performance is deemed impracticable or an award of damages is determined adequate.

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5.4	Notwithstanding a foreign jurisdiction clause or an arbitration clause, the Luxembourg courts would, in principle, have jurisdiction to order provisional measures in connection with assets or persons located in Luxembourg and such measures would most likely be governed by Luxembourg law.

5.5	Penalty clauses (clauses pénales), and similar clauses on damages or liquidated damages, as governed by article 1152 and articles 1226 et seq. of the Luxembourg Civil Code are allowed to the extent that they provide for a reasonable level of damages. The judge has however the right to reduce (or increase) the amount thereof if it is unreasonably high (or low). The provisions of article 1152 and articles 1226 et seq. of the Luxembourg Civil Code are generally considered to be a point of public policy under Luxembourg law. It is possible that a Luxembourg court would hold them to be a point of international public policy that would set aside the relevant foreign governing law.

5.6	International public policy means the fundamental concepts of Luxembourg law that the Luxembourg courts may deem to be of such significance so as to exclude the application of an (otherwise applicable) foreign law (deemed to be contrary in its results to such concepts). International public policy is a matter which is constantly evolving on the basis of the position of Luxembourg courts with respect to cases they hear. Accordingly, there are uncertainties as to what is considered as international public policy under Luxembourg law.

5.7	Interest may not accrue on interest that is due on principal, unless such interest has been due for at least one year (article 1154 of the Luxembourg Civil Code). The right to compound interest is limited to cases where (i) the interest has been due for at least one year and (ii) the parties have specifically provided in an agreement (to be made after that interest has become due for at least one year) that such interest may be compounded (or absent such agreement, the creditor may file an appropriate request with the relevant court). The provisions of article 1154 of the Luxembourg Civil Code are generally considered to be a point of public policy under Luxembourg law. It is possible, although it is highly unlikely, that a Luxembourg court would hold these provisions to be a point of international public policy that would set aside the relevant foreign governing law.

5.8	The registration of the Opinion Document with the Administration de l’Enregistrement et des Domaines in Luxembourg may be required in the case of legal proceedings being brought before the Luxembourg courts or, in the case that the Opinion Document must be produced before an official Luxembourg authority or, in the case that the Opinion Document is referred to in a public deed, in which case either a nominal registration duty or an ad valorem duty (of, for instance, 0.24 (zero point twenty four) per cent. of the amount of the payment obligation mentioned in the document so registered) will be payable depending on the nature of the document to be registered. If registration is so required, the Luxembourg courts or the official Luxembourg authority may require that the Opinion Document and/or any judgment obtained in a foreign court must be translated into French or German.

5.9	Claims may become barred under statutory limitation period rules and may be subject to defences of set-off or counter-claims. We express no opinion as to whether rights of set-off, including rights on close-out netting, are effective in a Luxembourg insolvency situation.

5.10	No opinion is expressed as to the validity and enforceability of provisions whereby interest on overdue amounts or other payment obligations shall continue to accrue or subsist after judgment.

5.11	Where any obligations are to be performed or observed or are based upon a matter arising in a jurisdiction outside Luxembourg, they may not be enforceable under Luxembourg law if and to the extent that such performance or observance would be unlawful, unenforceable, or contrary to public policy under the laws of such jurisdiction.

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5.12	With respect to the opinions expressed in paragraph 4.7 above, the Luxembourg courts might not apply a chosen foreign law if that choice was not made bona fide and/or:

(a)	if it were not pleaded and proved; or

(b)	if such foreign law would be contrary to the mandatory provisions (lois impératives) or overriding mandatory provisions (lois de police) of Luxembourg law or manifestly incompatible with Luxembourg public policy; or

(c)	to the extent that relevant contractual obligations or matters fall outside of the scope of Regulation (EC) No 593/2008 of the European Parliament and the Council of 17 June 2008 on the law applicable to contractual obligations; or

(d)	if all other elements relevant to the situation are located in a country other than the jurisdiction of the chosen governing law, in which case the Luxembourg courts may apply the applicable mandatory provisions of such country; or

(e)	where the chosen governing law is not the law of an EU Member State, if all other elements relevant to the situation are located in one or several EU Member States, in which case the Luxembourg courts may apply applicable mandatory EU law provisions (as implemented in Luxembourg); or

(f)	where contractual obligations are to be or have been performed in another country where such performance is prohibited by overriding mandatory provisions; or

(g)	if a party is subject to insolvency proceedings, in which case the Luxembourg courts would apply the law of the jurisdiction where such insolvency proceedings have been duly opened (lex concursus) to the effects of such insolvency proceedings without prejudice to the exceptions provided for in the EU Insolvency Regulation.

5.13	Clauses that grant to the debtor of an obligation the power to determine, in its absolute discretion, if, and if so, under which conditions its obligation will be performed may be declared void by a Luxembourg court (if competent) on the basis of articles 1170 and 1174 of the Luxembourg Civil Code (condition purement potestative, one-sided clause). It is possible that a Luxembourg court would hold articles 1170 and 1174 of the Luxembourg Civil Code to be a point of international public policy that would set aside the relevant foreign governing law.

5.14	Any indemnity provision entitling one party to recover its legal and other enforcement costs and expenses from another party may be limited in terms of items or amounts as a Luxembourg court (if competent) deems appropriate.

5.15	Under the laws of Luxembourg, unless otherwise provided, a power of attorney or agency (mandat), whether or not irrevocable, will terminate by force of law, and without notice, upon the occurrence of insolvency events affecting the principal or the agent. A power of attorney or agency (mandat) might become ineffective upon the principal entering into controlled management (gestion contrôlée) or reprieve from payment (sursis de paiement). The designation of a service of process agent may constitute (or may be deemed to constitute) a power of attorney or agency (mandat).

5.16	We express no opinion on the effectiveness or ineffectiveness of a purported revocation, or the consequences of such revocation by the principal of a power of attorney or agency (mandat) expressed to be irrevocable.

5.17	We express no opinion on the validity or enforceability under Luxembourg law of a power of attorney granted in the exclusive interest of the attorney or a third party.

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5.18	There is uncertainty that a Luxembourg insolvency receiver of a debtor subject to Luxembourg insolvency proceedings would, where applicable, accept the tiering between senior and subordinated creditors of this debtor.

5.19	There are no general Luxembourg law provisions or regulations on non-petition clauses (that is, a clause whereby one or more parties waive ab initio their right to institute bankruptcy proceedings against their debtor). There is, to our knowledge, no Luxembourg (published) case law or well established legal literature on non-petition clauses. In the absence of Luxembourg (published) case law, it is our view that Luxembourg courts would mainly turn to Belgian case law and prevailing legal literature which do not recognise the enforceability of a non-petition clause because it violates public policy.

5.20	From a Luxembourg law perspective, turnover provisions might be regarded as a mere contractual mechanism and would not give the senior creditor a proprietary claim on the insolvency of the junior creditor. In the case that a junior creditor had been paid before a senior creditor and bankruptcy proceedings are instituted against the junior creditor before the amounts so paid to the junior creditor have been paid and distributed to the senior creditor, it is uncertain whether the senior creditor would be able to claw back these amounts from the junior creditor.

5.21	There are neither general Luxembourg law provisions nor, to our knowledge, Luxembourg (published) case law or well established legal literature with respect to limited recourse provisions. We take the view that Luxembourg courts would mainly turn to Belgian case law and prevailing legal doctrine which seem to admit the validity and enforceability of a provision whereby contractual arrangements are established in conformity with the law of contracts and the law of obligations to the extent that they do not grant to a particular creditor a better rank in the distribution of the debtor’s assets. The principle of pari passu treatment of creditors (according to which contractual arrangements, entered into prior to the opening of insolvency proceedings and designed to unfairly benefit one creditor to the detriment of other creditors by giving it a preferential right not provided for by law, are unlawful) aims only at, and as such is public policy, protecting the rights of all the creditors (l’ensemble des créanciers). In other words, the debtor may not, by an arrangement with one of its creditors, impair the rights of the other creditors. Nothing however prohibits one or more creditors to limit, to derogate from, or even to renounce, their rights in the sense that they dispose of their own rights without altering other creditors’ rights.

5.22	Subject to article 5 of the EU Insolvency Regulation, so far as the security interests created by the Opinion Document are concerned, the Luxembourg courts would apply the lex rei sitae in relation to the creation, perfection and enforcement of a security interest and therefore, in the case that the assets over which a security interest is to be taken are (or are deemed to be) located in Luxembourg, apply Luxembourg law thereto, notwithstanding the contractual choice of the parties. Therefore, the effectiveness and enforceability of a foreign law governed security interest over security assets located (or deemed to be located) in Luxembourg could be affected, if the applicable creation, perfection and/or enforcement methods over the relevant assets are not compatible with Luxembourg law. The theory of lex rei sitae also implies that where an asset is (or is deemed to be) located outside Luxembourg, the Luxembourg courts would, in principle, apply the foreign law of the location of such asset.

5.23	We do not express or imply any opinion in respect of a withholding tax that may become due or payable pursuant to (i) the Luxembourg laws of 21 June 2005 implementing the Council Directive 2003/48/EC of 3 June 2003 on taxation of savings income in the form of interest payments and ratifying the treaties entered into by Luxembourg and certain dependent and associated territories of EU Member States, or (ii) the Luxembourg law of 23 December 2005 as amended introducing a withholding tax of 10% on payments of interest or similar income made or ascribed by a paying agent established in Luxembourg to or for the benefit of an individual beneficial owner who is resident of Luxembourg.

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5.24	We express no tax opinion whatsoever in respect of the Companies or the tax consequences of the transactions contemplated by the Opinion Document.

5.25	We express no opinion as to whether the performance of the Opinion Document would cause any borrowing limits, debt/equity or other ratios possibly agreed with the tax authorities to be exceeded nor as to the consequences thereof.

5.26	We express no opinion whatsoever on matters of fact or on matters other than those expressly set forth in this legal opinion, and no opinion is, or may be, implied or inferred therefrom.

5.27	We have not made any enquiry regarding, and no opinion is expressed or implied in relation to, the accuracy of any representation or warranty given by, or concerning, any of the parties to the Opinion Document or whether such parties or any of them have complied with or will comply with any covenant or undertaking given by them or the terms and conditions of any obligations binding upon them, save as expressly provided herein.

5.28	The rights and obligations of the parties under the Opinion Document may be limited by the effects of criminal measures, including without limitation criminal freezing orders.

5.29	Payments made, as well as other transactions (listed in the pertinent section of the Luxembourg Commercial Code) concluded or performed, during the suspect period (période suspecte) which is fixed by the Luxembourg court and dates back not more than six months as from the date on which the Luxembourg court formally adjudicates a person bankrupt, and, as for specific payments and transactions, during an additional period of ten days before the commencement of such period, are subject to cancellation by the Luxembourg court upon proceedings instituted by the Luxembourg insolvency receiver.

In particular,

(a)	article 445 of the Luxembourg Commercial Code sets out that specific transactions entered into during the suspect period and an additional period of ten days preceding the suspect period fixed by the court (e.g., the granting of a security interest for antecedent debts; the payment of debts which have not fallen due, whether payment is made in cash or by way of assignment, sale, set-off or by any other means; the payment of debts which have fallen due by any other means than in cash or by bill of exchange; transactions without consideration or for materially inadequate consideration) must be set aside or declared void, as the case may be, if so requested by the insolvency receiver;

(b)	article 446 of the Luxembourg Commercial Code states that payments made for matured debts as well as other transactions concluded for consideration during the suspect period are subject to cancellation by the court upon proceedings instituted by the insolvency receiver if they were concluded with the knowledge of the bankrupt’s cessation of payments; and

(c)	regardless of the suspect period, article 448 of the Luxembourg Commercial Code and article 1167 of the Luxembourg Civil Code (actio pauliana) give the creditor the right to challenge any fraudulent payments and transactions made prior to the bankruptcy, without limitation of time.

5.30	A search at the Register is not capable of conclusively revealing whether a (and the Certificates do not constitute conclusive evidence that no) winding-up resolution or petition, or an order adjudicating or declaring a, or a petition or filing for, bankruptcy or reprieve from payment (sursis de paiement), controlled management (gestion contrôlée), composition with creditors (concordat préventif de la faillite) or judicial liquidation (liquidation judiciaire) or similar action has been adopted or made.

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5.31	The corporate documents of, and relevant court orders affecting, a Luxembourg company (including, but not limited to, the notice of a winding-up order or resolution, notice of the appointment of a receiver or similar officer) may not be held at the Register immediately and there is generally a delay in the relevant document appearing on the files regarding the company concerned. Furthermore, it cannot be ruled out that the required filing of documents has not occurred or that documents filed with the Register may have been mislaid or lost. In accordance with Luxembourg company law, changes or amendments to corporate documents to be filed at the Register will be effective (opposable) vis-à-vis third parties only as of the day of their publication in the Official Gazette unless the company proves that the relevant third parties had prior knowledge thereof.

5.32	As used in this legal opinion, the term enforceable means that the relevant rights and obligations are of a type which the Luxembourg courts do normally enforce. It does not mean that these obligations will necessarily be enforced in all circumstances in accordance with their respective terms, enforcement being subject to, inter alia, the nature of the remedies available in the Luxembourg courts, the acceptance by such court of jurisdiction, the discretion of the courts (within the limits of Luxembourg law), the power of such courts to stay proceedings, to grant grace periods, the provisions of Luxembourg procedure rules regarding remedies, enforcement measures available under Luxembourg law, mandatory provisions of Luxembourg law or principles of Luxembourg international public policy from time to time in force and the general principles of Luxembourg law in particular, the general principle of good faith performance.

6.	This legal opinion is as of this date and we undertake no obligation to update it or advise of changes hereafter occurring. We express no opinion as to any matters other than those expressly set forth herein, and no opinion is, or may be, implied or inferred herefrom. We express no opinion on any economic, financial or statistical information (including formulas determining payments to be made) contained in the Opinion Document (or any document in connection therewith).

7.	This legal opinion is given on the express basis, accepted by each person who is entitled to rely on it, that this legal opinion and all rights, obligations or liability in relation to it are governed by, and shall be construed in accordance with, Luxembourg law and that any action or claim in relation to it can be brought exclusively before the courts of Luxembourg.

8.	The Addressee who is entitled to, and does, rely on this opinion agrees, by so relying, that, to the fullest extent permitted by law and regulation (and except in the case of wilful misconduct or fraud) there is no assumption of personal duty of care by, and such person will not bring any claim against, any individual who is a partner of, member of, employee of or consultant to Allen & Overy, société en commandite simple, Allen & Overy LLP or any other member of the group of Allen & Overy undertakings and that such person will instead confine any claim to Allen & Overy, société en commandite simple, Allen & Overy LLP or any other member of the group of Allen & Overy undertakings (and for this purpose “claim” means (save only where law and regulation applies otherwise) any claim, whether in contract, tort (including negligence), for breach of statutory duty, or otherwise).

Luxembourg legal concepts are expressed in English terms and not in their original French or German terms. The concepts concerned may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. It should be noted that there are always irreconcilable differences between languages making it impossible to guarantee a totally accurate translation or interpretation. In particular, there are always some legal concepts which exist in one jurisdiction and not in another, and in those cases it is bound to be difficult to provide a completely satisfactory translation or interpretation because the vocabulary is missing from the language. We accept no responsibility for omissions or inaccuracies to the extent that they are attributable to such factors.

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This legal opinion is given to you exclusively in connection with the Opinion Document and may not be relied upon by you for any other purpose. You may not give copies of this legal opinion to others, or enable or allow any person or persons to quote, rely upon or otherwise use part or all of this legal opinion without our prior written permission.

/s/ Marc Feider
Allen & Overy
Marc Feider* Partner Avocat à la Cour

*	This document is signed on behalf of Allen & Overy, a société en commandite simple, registered on list V of the Luxembourg bar. The individual signing this document is a qualified lawyer representing this entity.

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